SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 February 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 23 February 2010 re: Group Statement

10/10     23 February 2010

LLOYDS BANKING GROUP STATEMENT

Statement from Sir Winfried Bischoff, Chairman, Lloyds Banking Group:

Following press comment over the weekend on remuneration in the banking sector, I am making this statement on behalf of the Board of Lloyds Banking Group plc.

2009 was a challenging year for the UK economy, our Group and many of our customers. Under the strong and focused leadership of our Chief Executive Eric Daniels, we shaped the business for future growth. We built firm foundations through capital raisings, rightsizing our balance sheet and delivering our integration programme.

We have 30 million customers and can therefore understand the financial hardships that many households and businesses are experiencing across the UK arising from the decline in the economy last year. We are playing our part in the UK’s economic recovery by helping our customers through these difficulties and by extending a significant amount of new lending to businesses and households.

We are, of course, mindful of the ongoing public debate on the issue of bonuses in the banking sector. We believe that it is appropriate that our colleagues receive appropriate financial recognition when our stretching performance targets, which include both financial and non financial measures, are met. In our case, as a retail and commercial bank, our overall allocation under the annual bonus schemes represents a very small percentage of revenues.

We believe that due to the strong platform built in the past year we are well positioned to deliver value for shareholders, including the taxpayer, both in the near and medium term. Against this backdrop, our Board has reviewed the recommendations of our Remuneration Committee chaired by Wolfgang Berndt. In its recommendation, the Committee carefully considered the principles of the annual bonus scheme, which include sustainability, a prudent approach to risk, and progress on profitability and integration.

The Committee decided that Eric Daniels, the Group Chief Executive, merits the full payout under the company’s annual bonus scheme because of his significant individual contribution, and the Group’s overall performance, in 2009. The Board endorsed this recommendation.

Mr Daniels has informed the Board, however, that he wishes to waive his bonus, the second consecutive year that he has done so. Mr Daniels has taken this action because he believes that the excellent progress the Group is making, based on the considerable contribution of many colleagues across the company, is in danger of being obscured by the current debate on executive bonus awards in the banking sector. The Board has accepted Mr Daniels’ decision and greatly appreciates the leadership shown by his action.

Appropriate 2009 bonus scheme awards will be made to executive directors other than Mr Daniels on the basis of their individual contribution and the Group’s overall performance. These awards will be paid in shares and completely deferred until 2012 and are subject to clawback. Elsewhere across the Group, annual bonus awards will be paid, where appropriate, in shares and subject to deferral and clawback in line with the G20 principles and as already agreed with the FSA and UKFI.

As previously announced, our preliminary results will be released on Friday, 26 February 2010.

Sir Winfried Bischoff

Chairman

– END –

For further information:

Investor Relations

Michael Oliver                           +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                      +44 (0) 20 7356 1571

Head of Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Sara Evans                               +44 (0) 20 7356 2075

Media Relations Manager
Email: sara.evans2@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  23 February 2010